Exhibit (e)(1)

Excerpt from Genzyme Corporation’s Definitive Proxy Statement on Schedule 14A related to the 2010 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on April 26, 2010.

DIRECTOR COMPENSATION

for the year ended December 31, 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1)(2)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Douglas A. Berthiaume	98,500	104,596	262,865	—	465,961
Gail K. Boudreaux	70,000	104,596	262,865	—	437,461
Robert J. Carpenter	69,500	104,596	262,865	—	436,961
Charles L. Cooney	79,500	104,596	262,865	—	446,961
Victor J. Dzau	69,500	104,596	262,865	—	436,961
Sen. Connie Mack	77,000	104,596	262,865	—	444,461
Richard F. Syron	67,500	104,596	262,865	—	434,961

(1)                                  The amounts reported for stock and option awards represent the expense recognized in our financial statements for 2008 in accordance with Financial Accounting Standards No. 123R (“FAS 123R”), excluding an estimate for forfeitures related to service-based vesting conditions. Compensation expense for RSUs is based on the grant date fair market value of the award and is recognized over the service period, which generally represents the vesting period. On May 22, 2008, under the automatic grant provisions of our 2007 Director Equity Plan, each non-employee director was granted RSUs for 2,500 shares, and stock options to purchase 7,500 shares, of our stock. The RSUs have a grant date fair value of $171,200, or $68.48 per share. The 2008 expense was $104,596 for each award. The stock options have an exercise price of $68.48 per share, which was the closing price of our stock on that date. Each option grant has an aggregate grant date fair value of $184,031, or $24.54 per share, computed in accordance with FAS 123R and based on the Black-Scholes option pricing model. The 2008 expense was $112,435 for each stock option granted in 2008 plus 2008 vesting for stock options granted in 2007.

For a discussion of the relevant assumptions we use to calculate grant date fair value, see the sections “Accounting for Stock-Based Compensation” in “Note A. Summary of Significant Accounting Policies” and “Note M. Stockholders’ Equity” of the “Notes to Consolidated Financial Statements” in our 2008 Annual Report on Form 10-K.

(2)                                  Non-employee directors had the following aggregate stock options and RSUs outstanding as of December 31, 2008:

	Stock Options	RSUs
Douglas A. Berthiaume	87,836	2,500
Gail K. Boudreaux	67,500	2,500
Robert J. Carpenter	126,687	2,500
Charles L. Cooney	58,235	2,500
Victor J. Dzau	70,087	2,500
Sen. Connie Mack	76,187	2,500
Richard F. Syron	52,500	2,500

The outstanding stock options have an average exercise price of $55.51 per share and a remaining average life of 6.2 years.

Henri Termeer, our only employee director, does not receive any additional compensation for his service on the board of directors. The other seven directors, who are not employees, receive the following cash compensation for their service on the board and its committees:

•                  an annual retainer of $40,000, paid quarterly;

•                  $2,500 for each board meeting they attend;

•                  $1,500 for each committee meeting they attend;

•                  an annual retainer of $20,000 for service as audit committee chair, paid quarterly;

•                  an annual retainer of $10,000 for service as compensation committee chair, paid quarterly; and

•                  an annual retainer of $10,000 for service as nominating and corporate governance committee chair, paid quarterly.

Non-employee directors also receive equity awards for each year (or partial year) that they serve on our board. Stock options and RSUs are granted automatically under our 2007 Director Equity Plan on the date of each annual meeting of shareholders or, in the case of directors elected other than at an annual meeting, upon election to the board. The plan provides for an annual grant to each non-employee board member of (1) stock options to purchase 7,500 shares of our stock, and (2) RSUs for 2,500 shares of our stock. Stock options and RSUs become fully vested on the date of the next annual shareholders meeting following the date of grant, provided the director is an active member of the board at the opening of business on that date. Each stock option grant has an exercise price equal to the closing price of the stock on the date of grant and a term of ten years. RSUs are valued on the date of grant based on the closing price of our stock. The plan provides for acceleration of all unvested awards in the event of a change in control of the company.

Under our Directors Deferred Compensation Plan, each director may choose to defer receipt of all or part of the cash compensation payable to him or her as a director until the year following the year his or her service as a director ends or until another date specified in advance by the director. The director can elect to defer compensation in exchange for a future payment of cash, stock or a combination of cash and stock. At the director’s election, the future payments may be made in either a lump sum or annual installments for a period specified by the director, up to a maximum of five years. Amounts deferred in the cash account are credited with interest on the last day of each calendar quarter at the rate paid on 90-day Treasury bills hypothetically purchased on the first day of the calendar quarter. Amounts deferred in the stock account are treated as invested in hypothetical shares of our common stock, and the hypothetical shares are credited to the director’s account on the first day of each calendar quarter based on the average closing price of our common stock for all trading days during the preceding quarter. As of December 31, 2008, five of the seven eligible directors had accounts under the plan.

COMPENSATION DISCUSSION AND ANALYSIS

In considering our executive compensation policies and practices, we have an obligation to balance our interest in conserving cash and minimizing shareholder dilution, with our interest in using compensation to attract, retain and motivate employees who contribute to the company’s success. In reconciling these competing concerns, we strive to act in the long-term best interests of the company and our shareholders. The board of directors has chartered the compensation committee to discharge the responsibilities of the board to establish executive compensation policies and oversee executive compensation practices. The compensation committee may consult with compensation consultants, academics and other experts to support the board’s commitment to be knowledgeable and current regarding executive compensation trends and best practices. The committee has hosted, and plans in the future to host, special meetings with the full board to educate board members on key issues in the business environment and the role those issues play in executive compensation. These meetings include a review of our compensation philosophy as it applies to equity and cash, as well as accounting and disclosure requirements.

Objectives and Overview of Executive Compensation.  Our objective is to make executive compensation decisions that are thoughtful, transparent and consistent with the overall goals of the organization.

•                  Our executive compensation philosophy is built on a platform of simplicity and alignment with shareholder interests. We pay our executives using three components: base salary, annual incentive cash awards and long-term equity awards. We have avoided other long-term obligations such as defined benefit programs, supplemental employee retirement plans, nonqualified deferred compensation plans and retiree health benefits.

•                  Our perspective is long-term. Our compensation program reflects the nature of the long product development business cycle in the healthcare industry. This approach attempts to align our compensation decisions with shareholders’ interests in our achievement of sustainable business objectives and corporate performance goals. We operate in a complex, dynamic environment and it often takes years to achieve our goals. For example, moving a therapeutic product from concept to market can take in excess of eight years, and many products never make it to market. Acquisitions, of products, companies or intellectual property rights, are opportunistic in nature. Building an infrastructure to accommodate future products and growth requires early investment with no guarantee of return. This perspective requires us to properly prepare for the future to continue to drive our growth and success.

•                  We also maintain a philosophy of inclusiveness by providing a broad-based equity program to motivate our employees to become stakeholders and invest in achieving success for the company. Motivating our employees to achieve business goals and milestones aligns their interests with our shareholders’ interests.

Process and Philosophy for Setting Executive Compensation.  We look to our named executive officer group to focus on building and creating the future of the company and expect them to make strategic decisions that continue to move the company successfully forward. We apply deliberate, thoughtful processes throughout the year to discuss and correlate executive compensation levels with performance. The committee reviews and sets cash compensation for all of our executives for the coming year in December. In February, the committee reviews the prior year’s overall performance to determine whether and at what level to award cash incentive compensation for the previous year. In May, the committee determines whether to award equity compensation and, if awarded, the amount and mix of such awards. Therefore, throughout the year there is a continuing assessment of corporate and individual executive performance that guides the committee in making compensation decisions. By making compensation decisions considering both competitive market practice and our unique organization and culture, we strive to achieve a balance between creating an appropriate compensation program for our executives while recognizing shareholder interests in limiting company expenditures.

Our expectations for our chief executive officer and other executive officers are focused on a sustainable business strategy that includes:

•                  financial performance;

•                  company growth through both acquisitions and internal product development;

•                  strategic management of the complexities of a global business with a diverse and growing product portfolio and expanding the business into a greater number of new markets; and

•                  operational business management, including development of a diverse and complex global manufacturing infrastructure, investment in strong science and research capabilities, integration of acquisitions, and development of a strong executive management team.

The compensation committee establishes annual cash incentive targets for our named executive officers based on an individual component and a corporate component. The corporate component is based on the achievement of the operating income goal set by the board of directors in connection with approving our annual budget. The committee believes the operating income goal is set at a realistic, but not easily achievable level, which should focus our executive team on meeting our short-term financial goals. Certain factors present challenges to our executive team that must be met in order to achieve short-term results that are sustainable over the long-term, including:

•                  international pricing pressures for our products;

•                  multiple and complex regulatory pathways;

•                  containment of expenditures while continuing to grow our businesses and develop new products;

•                  managing the uncertainties of fluctuations in foreign currency exchange; and

•                  managing resources for multiple function projects, such as late-stage R&D and capital projects.

The corporate component of the annual cash incentive is payable based on a formula that allows for 100% payment when 100% of the operating income goal is met. If the operating income goal is exceeded, for every 1% above the goal, 2.5% is added to the annual cash incentive payment up to a maximum of 150% payment for achievement of 120% or more of the goal. If the operating income goal is not met, for every 1% below the goal, 1.5% is deducted from the annual cash incentive payment. No corporate annual cash incentive is paid if less than 86% of the operating income goal is met. The individual component of the bonus is paid at the discretion of the committee.

Peer Group and Market Analysis.  The compensation committee analyzes the compensation practices of peer companies from the biotechnology industry sector for comparison purposes and to gain an external perspective in preparation for setting executive salaries and short- and long-term incentive compensation. The committee regularly reviews this industry group as well as companies in other business sectors and the peer companies disclosed by our peer companies to ensure that the committee is considering executive compensation levels against appropriately comparable companies. Towers Perrin prepares an analysis using our industry-based list to identify specific financial characteristics of each company to consider for our peer group, which include:

•                  revenue size and growth rate;

•                  research and development expense;

•                  number of employees;

•                  market capitalization;

•                  one- and three-year total shareholder return;

•                  net income;

•                  similarity of core businesses to ours; and

•                  international presence.

Following the compensation committee’s analysis and discussions with Towers Perrin and select senior management personnel, the committee decides which companies make up our peer group. Our current peer group includes: Allergan, Inc., Amgen Inc., Biogen Idec Inc., Celgene Corp., Cephalon, Inc., Genentech, Inc. and Gilead Sciences, Inc. While we recognize that the number of peer companies we reference for compensation purposes is limited, we believe that these organizations best reflect the selection criteria outlined above. The committee looks at the data from this peer group on a holistic and individual basis when considering appropriate pay positioning.

In addition to peer group analysis, each year the compensation committee considers nationally recognized, published survey data for market comparisons for select executive positions. For 2008, the committee reviewed survey data from four published survey sources:

•                  the 2007 Towers Perrin Executive Compensation Database;

•                  the 2007 Towers Perrin Pharmaceutical Executive Compensation Database;

•                  the 2007 Radford Global Life Sciences Compensation Survey; and

•                  Watson Wyatt’s 9th Annual Survey of Long Term Incentives.

These surveys help the committee to match our incumbent executives to appropriate survey positions, when data is available, by looking at scope of responsibilities for various positions as well as internal comparisons. Specifically, for each executive officer position, the committee reviews competitive levels of base salary, annual incentive awards and equity incentive grants to supplement the data gathered from the proxy filings of our peer companies listed above.

Equity.  We structure our equity compensation program to correlate with the performance of the company over time. Our shareholders expect us to create value, and that value is ultimately reflected in our stock price. Our equity compensation program is designed to address shareholder interests by providing our employees appropriate long-term incentives to motivate and retain them in a future-oriented, research and development-based environment such as ours. To utilize equity compensation responsibly and maintain competitiveness, the compensation committee establishes guidelines to limit the total number of equity awards that may be granted in a fiscal year to a stated percentage of shares outstanding. The objective of this philosophy is to manage the potential dilutive impact of the program to shareholders while continuing to provide broad-based equity awards. Each year we evaluate and adapt our program to address the challenges of an increasing employee population and the limited availability of equity reserves. We utilize a combination of stock option grants and restricted stock unit (RSU) awards. This approach helps manage dilution and allows us to deliver an equity component of total compensation that both continues to hold value and rewards for increased market value.

Equity grant guidelines and timing.  We award equity under three programs: a new hire grant program, a general grant program and a recognition grant program. Each year the compensation committee establishes guidelines and reviews our philosophy for granting equity under each program to determine appropriate and competitive grant levels. We have in place mechanisms for each of our three equity programs to ensure that awards are not back-dated. We have established processes, discussed below, for approving, dating and pricing new hire and recognition awards. Each year the committee evaluates the use of equity as a compensation tool, considering employee eligibility and past award practice, and sets a budget to manage its use. For 2008, the committee decided to continue a broad-based granting philosophy, award both stock options and restricted stock units, and manage to a maximum of 2.25% of shares outstanding for the combined programs.

New Hire Equity Grants.  We utilize a new hire equity grant program as an attraction tool in the hiring process for certain employees and executives throughout the year. Each year the compensation committee approves the total pool of shares available for the program. The committee has approved a new hire grant matrix, based on salary level, which determines the number of stock options and RSUs that may be granted to eligible new employees, other than executive officers, when they are hired. The committee has authorized our senior vice president, chief human resources officer to pre-approve and administer new hire grants pursuant to the matrix. The committee reviews all new hire grants on an annual basis. Grants to newly hired executive officers require specific approval by the committee prior to grant. Awards to employees who are hired on or prior to the 15th of each month are granted and priced (using the closing price of our stock) on the 15th (or next business day if the stock market is not open on the 15th) of the month of the employee’s date of hire. Awards to employees who are hired after the 15th of the month are granted and priced (using the closing price of our stock) on the 15th (or next business day if the stock market is not open on the 15th) of the month following the employee’s date of hire.

General Equity Grant.  Our largest equity program, which includes executive officers and other employees, is a broad-based equity grant of stock options and RSUs pursuant to an overall long-term equity incentive compensation plan. Such grants have covered approximately 89% of the shares granted during the calendar year for the past few years and have been awarded to approximately 98% of our worldwide employees. Each year the compensation committee decides if it is going to approve a broad-based equity grant and if so, plans for it to occur on the date of the annual shareholders meeting. Our bylaws call for the annual meeting to be held on the fourth Thursday of May or as otherwise determined by the board. The date of these annual meetings is set months in advance as part of the normal scheduling process for the board and its committees. This grant is not timed to coincide with the release of any material non-public information. The committee pre-approves a grant matrix, based on employee base salary and individual performance review ratings, that determines the number of options and/or RSUs that may be awarded to each eligible employee, other than the executive officers. To determine executive officer grants, the committee considers peer group proxy and survey data. The exercise price of the stock option grant is pre-approved by the committee and set as the closing price of our stock on the date of the grant, which is the date of the annual shareholders meeting.

For our general grant in 2008, awards were comprised of either a combination of stock options and RSUs or just RSUs. Combination awards were granted 50% in stock options and 50% in RSUs, applying a 3:1 ratio such that one RSU was awarded for every three stock options. RSU awards were determined under the same formula as the combination awards.

Recognition Stock Option Grants.  We also have a long-term equity incentive program, utilizing stock options, to recognize those employees who demonstrate excellence and outstanding achievement during the year. Executive officers are not eligible for this program. Each year the compensation committee approves a total pool of stock options available for the recognition stock option program and has authorized our senior vice president, chief human resources officer to approve the individual grants for the recognized employees. The individuals are nominated and vetted through an approval process that includes their immediate supervisor, the executive in charge of the business unit or function and our human resources department. At each meeting, the committee reviews all recognition grants that have been awarded since its last meeting. All recognition grants approved by the senior vice president, chief human resources officer by no later than one day prior to each quarterly earnings announcement are granted, and the exercise price set as, the closing price of our stock on the third business day following such earnings announcement by the company.

Mr. Termeer’s compensation.  At its meeting in December 2007, the compensation committee set executive base and target incentive cash compensation levels for 2008. In setting Mr. Termeer’s cash compensation, the committee considered cash compensation levels of CEOs in our peer group, survey data provided by its executive compensation consultant, and Mr. Termeer’s individual performance over the past year relative to our business strategy. The committee also considered secondary factors, including Genzyme’s sustained strong financial performance during Mr. Termeer’s tenure, and Mr. Termeer’s cash and equity compensation during the past 12 years. In setting his salary and target cash incentive for 2008, the committee determined that Mr. Termeer’s leadership was directly responsible for both the short-term and sustained performance and growth of the company. To reflect this, the committee decided to increase Mr. Termeer’s overall cash compensation for 2008, both salary and target incentive compensation, by 5.7% to $3,476,550. This increase aligns with the company’s overall compensation budget, which we manage to 5.5%, and is comparable to industry norms.

The compensation committee believes that an emphasis on cash incentive compensation tied to corporate performance is appropriate for a chief executive officer. Accordingly, Mr. Termeer’s level of short-term incentive compensation should continue to reflect Genzyme’s pay-for-performance philosophy under which his target annual incentive cash compensation makes up more than half of his potential total cash compensation. The committee set Mr. Termeer’s base salary at $1,580,250 and his cash incentive target at $1,896,300. The actual cash incentive award paid to Mr. Termeer may be lower or higher than target based on actual performance for the year. Of this amount, approximately 60%, or $1,137,780 is tied to corporate financial performance and 40%, or $758,520 is tied to individual performance. The corporate financial performance component is payable based on the extent to which we achieve the operating income goal set by the board in connection with approving the 2008 annual budget. The committee generally assesses the payment of Mr. Termeer’s individual cash incentive target based on his strategic management of the company and its operations in achieving a long-term, sustainable business strategy.

In setting Mr. Termeer’s cash compensation for 2008, the committee noted that earnings for 2007 were forecasted to close the year at approximately 20% growth and identified the following items that were consistent both with our business strategy and performance:

Acquisitions/Product Growth

•                  Late stage clinical trials of Mozobil in non-Hodgkin’s lymphoma and multiple myeloma and Synvisc-One met their primary endpoints;

•                  Renvela, the next generation Renagel, was approved for sale in the U.S.;

•                  Investments in the genetics and diagnostics businesses resulted in a revenue increase of 19%;

•                  Three-year analysis demonstrated a robust, highly statistically significant treatment effect of alemtuzumab for multiple sclerosis compared to Rebif®;

•                  The acquisition of Bioenvision provided us with the exclusive, worldwide rights to clofarabine; and

•                  Alemtuzumab for the treatment of multiple sclerosis moved into phase 3 trials.

Strategic Management

•                  Mr. Termeer continued to manage toward sustainable future growth as demonstrated by strong commercial activity, expansion in critical markets such as China and India, continued opportunistic acquisition and licensing strategy, strengthening science, continued breadth and depth through the product pipeline, and focused investment in research and development growth.

Operational Management

•                  A continued effort to grow and expand Genzyme’s global manufacturing facilities, and

•                  A continued effort to expand and strengthen global marketing and sales distribution.

In May 2008, the compensation committee awarded an equity grant to Mr. Termeer comprised of stock options and RSUs. The committee considers Mr. Termeer’s equity awards “at risk” compensation and believes it is appropriate for equity awards to comprise a significant portion of Mr. Termeer’s total compensation. The committee referenced CEO equity data from proxy materials of the company’s peer group provided by Towers Perrin to guide their analysis. The committee reviewed Mr. Termeer’s performance and the long-range performance and growth of the company, noting the following specific key performance measures from 2007:

•                  Genzyme’s revenues increased to $3.8 billion, representing a 20% year-to-year increase with strong positioning for 2008;

•                  Multiple clinical trials met end points, such as Mozobil in non-Hodgkin’s lymphoma and multiple myeloma, and Synvisc-One and alemtuzumab for multiple sclerosis progressed to phase 3 trials;

•                  The successful launch of Myozyme, the most rapid launch of any of our enzyme replacement therapies, and Renvela’s approval in the U.S.;

•                  Strong growth in the genetics and diagnostic businesses;

•                  Communications with investors on long-term growth objectives, sustainability, and financial commitments of Genzyme’s goal of 20% compound average non-GAAP earnings growth from 2006 through 2011;

•                  Strong commercial activity around the world;

•                  Expansion into key markets, including China and India;

•                  A strong investment in research and development;

•                  Continued opportunistic acquisition strategy; and

•                  Continued development of the executive team through reorganization of product responsibilities.

As a result of their analysis, and to recognize Mr. Termeer’s management of the operations of the company toward long-term sustainable growth, the compensation committee concluded that providing a grant equal to the same number of stock options and RSUs as was granted in 2007 would be both appropriate and competitive with the peer group. The committee granted Mr. Termeer stock options to purchase 200,000 shares of our stock and RSUs for 67,000 shares. The committee applied the same formula that was applied to all other employees who were granted stock options and RSUs at the same time, constructing an award that provided for 50% of the grant in stock options and 50% in RSUs, applying a 3:1 ratio such that one RSU was awarded for every three stock options.

The following table summarizes the components of 2008 compensation decisions approved by the committee as a percentage of total compensation for Mr. Termeer:

	2008 ($)(1)	% of Total Compensation
Base salary	1,580,250	12%
Target cash incentive
—corporate performance	1,137,780
—individual performance	758,520
Total target cash incentive	1,896,300	15%
Total target cash compensation	3,476,550	27%
Value of equity awards(2)
—stock options	4,454,400	36%
—RSUs	4,588,160	37%
Total equity value	9,042,560	73%
Total compensation	12,519,110	100%

(1)                      Represents total target compensation for 2008 only. Actual cash incentive paid in 2009 for 2008 performance is disclosed in the Summary Compensation Table on page 24. Does not reflect other amounts included in the Summary Compensation Table, such as expense of equity awards vesting in 2008 that were granted in 2008 and in prior years or any other compensation.

(2)                      Based on grant date fair value, discussed on pages 24-25 of this proxy statement.

Compensation for other named executive officers.  To determine executive compensation for 2008, the compensation committee reviewed the compensation data of our peer group companies, as well as compensation surveys of the pharmaceutical and biopharmaceutical industries and general survey data. The committee looks at the data to evaluate the appropriateness and competitiveness of our pay positioning, but does not target a certain level of compensation. The committee’s objective is to ensure that total compensation for our executive positions is appropriate and reflects the individual performance of each executive.

The approach to compensation for our named executive officers also reflects our non-hierarchical management structure. We employ a relatively flat management structure compared with the more traditional multi-tiered management structures employed by many other companies. Our executive officers make up an operating committee that includes business, legal, medical and scientific officers. This operating committee meets regularly to discuss the ongoing management of the company as well as strategic planning for the company’s development and future growth. They have an integral role in helping Mr. Termeer chart the future of the company. Cash and equity compensation for members of this group falls within relatively narrow ranges, reflecting the flat management layer directly below the CEO. Due to the way this group operates, the differential between the compensation levels for our named executive officers and the compensation for Mr. Termeer is greater than that seen in the more traditional hierarchical compensation structures employed by many other companies.

For the named executive officers other than himself, Mr. Termeer discusses with the compensation committee each officer’s individual performance and his recommendation for merit increases and target annual cash incentive compensation amounts. Because the named executive officers are responsible for implementing our strategic direction, Mr. Termeer’s recommendations focus on sustainable, strategic decision-making capabilities for each individual relative to the company as a whole and each individual’s areas of responsibility. Mr. Termeer’s recommendations for 2008 included an emphasis on incentive compensation to reflect a pay for performance structure. The committee also reviews a two-year history of cash compensation for each named executive officer. The committee reviews Mr. Termeer’s recommendations and makes its cash compensation decisions based on each officer’s performance, its assessment of that individual’s performance relative to the group and each officer’s compensation in light of competitive market information. At its December 2007 meeting, the committee approved base salary increases ranging from 3.7 - 4.3% for 2008 for the named executive officers other than Mr. Termeer.

A significant portion of executive compensation consists of annual cash incentive awards. The annual cash incentive targets are tied to both corporate performance and performance in individual areas of responsibility. To reflect an emphasis on pay for performance, approximately 79% of the annual cash incentive target for the named executive officers, other than Mr. Termeer, is tied to corporate financial performance. The corporate financial performance component is payable based on the extent to which we achieve the operating income goal set by the board in connection with approving the 2008 annual budget.

For our named executive officers, equity is used as an incentive to manage the business to realize and maximize long-term shareholder value. In May 2008, to determine the number of options and RSUs to grant to each named executive officer, the committee considered:

•                  Mr. Termeer’s recommendations regarding each named executive officer’s performance in 2008 and assessment of the officer’s long-term potential at Genzyme;

•                  proxy data from our peer group;

•                  Watson Wyatt’s custom survey of long-term incentive practices in the biotechnology industry;

•                  our expected business position for the next several years; and

•                  our equity granting history for the last three years.

The committee approved equity awards of 45,000 stock options and 15,000 RSUs for each of our named executive officers, other than Mr. Termeer. The committee concluded that providing a grant equal to the same number of stock options and restricted stock units as was granted in 2007 would be both appropriate and competitive with our peer group. The committee applied the same formula that was applied to all other employees who were granted stock options and RSUs at the same time, constructing awards that provided for 50% of the grant in stock options and 50% in RSUs, applying a 3:1 ratio such that one RSU was awarded for every three stock options.

The following table summarizes the components of 2008 compensation decisions approved by the committee as a percentage of total compensation for the named executive officers listed in the “Summary Compensation Table” on page 24 of this proxy statement:

	M. Wyzga	E. Collier	G. Gemayel(1)	S. Smith	P. Wirth
Base salary	17%	18%	51%	16%	23%
Target cash incentive	16%	16%	49%	16%	15%
Total target cash compensation	33%	34%	100%	32%	38%
Value of equity awards(2)	67%	66%	N/A	68%	63%
Total compensation(3)	100%	100%	100%	100%	100%

(1)                                  Dr. Gemayel resigned from the company effective June 1, 2008 and did not receive an equity award in 2008.

(2)                                  Based on grant date fair value, discussed on pages 24-25 of this proxy statement.

(3)                                  Represents total target compensation for 2008 only. Actual cash incentives paid in 2009 for 2008 performance are disclosed in the Summary Compensation Table on page 24. Does not reflect other amounts included in the Summary Compensation Table, such as expense of equity awards vesting in 2008 that were granted in 2008 and in prior years or any other compensation.

Without sustained growth and positive stock price performance, our executives carry the risk that they will not be able to realize significant gains from all of their equity-based awards. Our long-term incentive program, by design, provides a link to shareholder interests and to the company’s long-term performance. The compensation committee does not consider realized gains from prior stock option or RSU awards in its compensation decisions, for either cash or equity, as such awards recognize past achievement. While we encourage share ownership through this program, we do not have a formal share ownership policy. Historically, on average, our named executive officers wait more than six years before exercising stock options. In addition, we do not have a specific policy regarding hedging the economic risk of share ownership, but advise our executive officers about the potential for violations under the short-sale rules of the Exchange Act.

Executive Employment Agreements.  Messrs. Termeer and Wirth each have an initial three-year employment agreement that automatically extends by one year each December 31st, unless written notice of non-renewal is given. These agreements were amended and restated effective December 31, 2008 to (1) comply with, or ensure exemption from, Section 409A of the Code, (2) align the change in control definition with the definition used in the severance agreements for our other executive officers, and (3) reflect current Genzyme compensation and benefits practices. Each agreement provides that the board, or a duly appointed committee of the board, shall set salary annually, and that such base salary shall not be lower than the base salary for the preceding calendar year. Both agreements provide:

•                  certain life and disability insurance benefits;

•                  eligibility to participate in the company’s annual cash incentive plan;

•                  eligibility to participate in the company’s equity incentive plans;

•                  certain payments and benefits for termination without cause, with or without a change in control event, or termination by the executive for good reason following a change in control;

•                  accelerated vesting of equity awards in the event of termination without a change in control event without cause or due to death or disability; and

•                  confidentiality, non-competition and ownership of inventions provisions.

Executive Severance Agreements.  The committee believes that it is in the best interests of the company and its shareholders to ensure the continued dedication of our named executive officers, should the company be in the situation of facing a change in control. Such a situation would require our named executive officers to remain highly focused and attentive to managing the operations of the company. The financial security provided by severance benefits can mitigate the inevitable distractions created by the personal uncertainties and risks created by a pending or threatened change in control.

Other than Messrs. Termeer and Wirth, whose severance arrangements are included in their employment agreements and described above, we have severance agreements with all of our named executive officers. These agreements have an initial one-year term and renew automatically each December 31st for an additional one-year period, unless written notice of non-renewal is given. Under these agreements, payments will be made upon the involuntary termination of the named executive officer’s employment by us without cause or by the named executive officer for good reason following a change in control.

For a more complete description and quantification of benefits payable to our named executive officers upon and following termination of employment see “Potential Payments Upon Termination or Change in Control” on pages 33-37.

None of the agreements provide for tax gross-up payments, which allows us to avoid the often significant costs that could be involved in gross-up payments related to change in control. None of Mr. Termeer’s, Mr. Wirth’s, or any named executive officer’s agreements contain any clawback provisions.

Executive separation arrangement.  Dr. Georges Gemayel, Executive Vice President responsible for our Renal, Therapeutics (excluding our lysosomal storage disorders business unit), Transplant and Biosurgery business units, left the company effective June 1, 2008. Under a separation agreement with Dr. Gemayel, he received a lump sum payment of $748,000 which was an amount equal to 12 month’s salary and 50% of his 2008 cash incentive target, and payment for his accrued unused vacation pay. He also received accelerated vesting of options due to vest in May 2009 and an extension of the period of time to exercise his vested options to May 31, 2009. In addition, he received accelerated vesting of two-thirds of unvested RSUs awarded to him in May 2007.

Tax law limits on executive compensation.  Section 162(m) of the Code generally does not permit Genzyme a federal income tax deduction for taxable year compensation in excess of $1,000,000 paid to each of our chief executive officer and our three highest paid executive officers other than the chief executive officer and the chief financial officer. Certain performance-based compensation that is awarded under a plan, the material terms of which have been approved by shareholders is exempt from the deduction limit. Although the 2008 salary and annual cash incentive awards paid to our named executive officers do not qualify for the performance-based compensation exemption, our shareholders have approved the 2001 and 2004 Equity Incentive Plans, which are designed to allow us to deduct the compensation expense related to awards granted to our named executive officers under those plans. We have in the past and may in the future award compensation that is not fully deductible under Section 162(m) when we view such compensation as consistent with our compensation policies and in the best interests of the company and its shareholders.

This compensation discussion and analysis is intended to provide an overview and analysis of the policies and decisions made for executive compensation. We believe that the decisions of the compensation committee and the company follow a deliberate and thoughtful process and are aligned with both the short- and long-term objectives of the corporation and its shareholders. The following tables and disclosures are intended to support and augment this discussion.

SUMMARY COMPENSATION TABLE

for the year ended December 31, 2008

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)(3)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Henri A. Termeer	2008	1,578,514	2,325,152	7,791,889	1,962,725	115,502	13,773,782
Chief Executive Officer(6)	2007	1,503,620	839,784	10,040,452	2,142,000	105,773	14,631,629
	2006	1,431,938	—	19,166,150	1,725,500	125,330	22,448,918
Michael S. Wyzga	2008	509,538	520,559	1,486,258	489,500	13,347	3,019,202
Executive Vice President;	2007	489,577	188,011	1,660,709	560,000	11,230	2,909,527
Chief Financial Officer	2006	467,654	—	1,940,886	433,125	11,000	2,852,665
Earl M. Collier, Jr.	2008	557,515	520,559	1,554,233	489,500	13,800	3,135,607
Executive Vice President	2007	536,577	188,011	3,333,115	555,000	11,250	4,623,953
	2006	514,615	—	2,068,913	433,125	11,000	3,027,653
Georges Gemayel	2008	224,277	437,454	1,523,318	—	798,291	2,983,340
Executive Vice President(7)	2007	489,577	188,011	1,861,918	555,000	11,250	3,105,756
	2006	467,654	—	1,986,398	438,125	11,000	2,903,177
Sandford D. Smith	2008	489,538	520,559	1,390,349	489,500	13,800	2,903,746

Executive Vice President	2007	469,654	188,011	2,979,219	555,000	11,250	4,203,134
	2006	451,674	—	1,526,355	389,583	—	2,367,612
Peter Wirth	2008	734,331	520,559	1,486,258	489,500	15,711	3,246,359
Executive Vice President(8)	2007	705,423	188,011	1,660,709	560,000	13,161	3,127,304
	2006	675,500	—	2,070,880	433,125	12,913	3,192,418

(1)                                  Amounts represent the FAS 123R compensation expense, excluding an estimate of forfeitures related to service-based vesting conditions, recognized in our financial statements with respect to RSUs granted in 2008 and 2007. Compensation expense for RSUs is based on the grant date fair market value of the award and is recognized over the service period, which generally represents the vesting period. The RSUs granted on May 22, 2008 had a grant date fair market value of $68.48 per share. The RSUs granted on May 24, 2007 had a grant date fair market value of $62.16 per share.

(2)                                  Amounts represent the FAS 123R compensation expense, excluding an estimate of forfeitures related to service-based vesting conditions, recognized in our financial statements with respect to the vested portion of stock options granted in 2008, 2007 and 2006 plus vesting that occurred in 2008, 2007 and 2006 for options granted in previous years. In addition, FAS 123R requires us to fully expense stock options when there is no risk of forfeiture of the award. Messrs. Termeer, Collier and Smith have each reached a company retirement eligibility threshold for option awards which provides for acceleration of vesting for stock options at termination of employment other than for cause. Although option grants to Messrs. Termeer, Collier and Smith vest over four years and the company does not permit the exercise of unvested options, these grants have been fully expensed in 2008, 2007 and 2006 for Mr. Termeer and in 2008 and 2007 for Messrs. Collier and Smith. Options awarded prior to 2006 were granted prior to our adoption of FAS 123R and, therefore, will continue to be expensed over the requisite nominal vesting period.

The option awards expense was determined using the Black-Scholes option valuation model, which estimates the value of an equity award using subjective assumptions which can vary over time. Valuation information for the 2008 option awards can be found below in the “Grants of Plan-Based Awards” table on page 29. For a more complete discussion of FAS 123R and the relevant assumptions we use to calculate the grant date fair value of option awards for 2008, 2007 and 2006, see the section “Accounting for Stock-Based Compensation” in “Note A. Summary of Significant Accounting Policies” and “Note M. Stockholders’ Equity” of the “Notes To Consolidated Financial Statements” in our 2008 Annual Report on Form 10-K.

For a discussion of the relevant FAS 123 assumptions we used to calculate the grant date fair value of option awards granted from 1997 through 2005, which had vesting in 2008, 2007 and 2006, see the section “Accounting for Stock-Based Compensation” in “Note A. Summary of Significant Accounting Policies” and “Note K. Stockholders’ Equity” of the “Notes To Consolidated Financial Statements” in our 1997 Annual Report on Form 10-K and “Accounting for Stock-Based Compensation” in “Note A. Summary of Significant Accounting Policies” and “Note N. Stockholders’ Equity” of the “Notes To Consolidated Financial Statements” in our 2002 and 2005 Annual Reports on Form 10-K.

(3)                                  Option award amounts include the following expense for options vested or expensed in 2008:

Grant Date	H. Termeer Expense ($)	M. Wyzga Expense ($)	E. Collier Expense ($)	G. Gemayel Expense ($)	S. Smith Expense ($)	P. Wirth Expense ($)
5/31/01	5,693	—	—	—	—	—
5/27/04	805,729	141,878	141,878	141,878	99,840	141,878
5/26/05	2,526,067	410,115	410,115	463,899	288,269	410,115
5/25/06	—	402,190	—	577,915	—	402,190
5/24/07	—	209,162	—	339,626	—	209,162
5/22/08	4,454,400	322,913	1,002,240	—	1,002,240	322,913
Total	7,791,889	1,486,258	1,554,233	1,523,318	1,390,349	1,486,258

Option award amounts include the following expense for options vested or expensed in 2007:

Grant Date	H. Termeer Expense ($)	M. Wyzga Expense ($)	E. Collier Expense ($)	G. Gemayel Expense ($)	S. Smith Expense ($)	P. Wirth Expense ($)
5/25/00	3,876	—	—	—	—	—
5/31/01	13,670	—	—	—	—	—
5/29/03	875,454	165,875	165,875	—	82,938	165,875
8/18/03	—	—	—	367,085	—	—
5/27/04	1,989,293	350,289	350,289	350,288	246,500	350,289
5/26/05	2,517,799	408,772	408,772	408,772	287,325	408,772
5/25/06	—	400,868	1,364,098	400,868	1,318,375	400,868
5/24/07	4,640,360	334,905	1,044,081	334,905	1,044,081	334,905
Total	10,040,452	1,660,709	3,333,115	1,861,918	2,979,219	1,660,709

In 2007, each of Messrs. Collier and Smith reached a retirement eligibility threshold which provides for acceleration of vesting of stock options at termination of employment other than for cause. Mr. Termeer reached this threshold in 2006. Amounts above represent the full FAS 123R expense for options granted in 2006 which do not fully vest until 2010 and in 2007 which do not fully vest until 2011.

Option award amounts include the following expense for options vested or expensed in 2006:

Grant Date	H. Termeer Expense ($)	M. Wyzga Expense ($)	E. Collier Expense ($)	G. Gemayel Expense ($)	S. Smith Expense ($)	P. Wirth Expense ($)
1/30/97	—	—	75	—	—	—
5/25/00	9,757	—	—	—	—	—
5/31/01	13,670	—	—	—	—	—
5/30/02	845,157	130,697	258,649	—	99,216	260,691
5/29/03	2,144,568	406,339	406,339	—	203,170	406,339
8/18/03	—	—	—	582,548	—	—
5/27/04	1,992,545	350,861	350,861	350,861	246,902	350,861
5/26/05	2,521,933	409,443	409,443	409,443	287,797	409,443
5/25/06	11,638,520	643,546	643,546	643,546	689,270	643,546
Total	19,166,150	1,940,886	2,068,913	1,986,398	1,526,355	2,070,880

In 2006, Mr. Termeer reached a retirement eligibility threshold which provides for acceleration of vesting of stock options at termination of employment other than for cause. Amounts above represent the full FAS 123R expense for options awarded in 2006, even though the options do not fully vest until 2010.

In addition to any expense for options that may be granted in future years, we will incur the following expense for options granted in prior years to the named executive officers as they vest:

Year	H. Termeer Expense ($)	M. Wyzga Expense ($)	E. Collier Expense ($)	S. Smith Expense ($)	P. Wirth Expense ($)
2009	1,008,773	974,570	163,777	115,119	974,570
2010	—	568,776	—	—	929,588
2011	—	282,496	—	—	—
2012	—	78,317	—	—	—

In addition to any expense for RSUs that may be granted in future years, we will recognize expense over the vesting period for RSUs granted in 2008 and 2007 to the named executive officers as follows:

Year	H. Termeer Expense ($)	M. Wyzga Expense ($)	E. Collier Expense ($)	S. Smith Expense ($)	P. Wirth Expense ($)
2009	2,916,337	652,916	652,916	652,916	652,916
2010	2,076,595	464,905	464,905	464,905	464,905
2011	595,012	133,208	133,208	133,208	133,208

(4)                                  In February 2009, the compensation committee evaluated the achievement of the 2008 annual cash incentive targets. For 2008, the company exceeded the operating income goal established in the 2008 budget by 1% and, in accordance with the corporate financial performance formula, the committee awarded the corporate component of the annual cash incentive at 102.5% of target for all of the named executive officers. In addition, Mr. Termeer made recommendations to the committee for the individual performance component of each named executive officer’s annual incentive based on his evaluation of each officer’s performance for the year. Mr. Termeer discussed the company’s 2008 performance and each executive’s contribution in attaining strong financial results, continued

product growth, and a continued development of a strong product pipeline. The committee reviewed and discussed the following recommendations and specific comments from Mr. Termeer related to each of the named executive officers:

•                  Mr. Wyzga: Mr. Termeer noted Mr. Wyzga’s strong leadership in managing the financial operations of the company, his strong management of the treasury function, and his leadership for a number of significant IT projects.

•                  Mr. Collier: Mr. Termeer discussed Mr. Collier’s value and contribution to the company’s strategic direction, his role in the successful integration of Bioenvision, Inc. and his contribution to the outstanding growth and performance of our genetics division.

•                  Mr. Smith: Mr. Termeer noted the impressive manner in which Mr. Smith provides leadership and continued growth and expansion of the commercial businesses around the world in a dynamic and complex environment from both a product and geographical perspective. Mr. Termeer also highlighted Mr. Smith’s unique management style which has allowed him to expand his organization while adapting to local needs.

•                  Mr. Wirth: Mr. Termeer noted Mr. Wirth’s invaluable role as leader and strategic thought partner, his significant contribution in the structure and execution of all M&A and board transactions, and his excellent guidance of all legal issues.

Following their review and assessment of each officer’s performance, the committee awarded the individual performance component to the named executive officers other than Mr. Termeer at 100% of target. Aggregate total bonuses for the named executive officers, other than Mr. Termeer, totaled 102% of target.

Mr. Termeer’s individual performance target for 2008 was set at 40% of his total cash incentive, or $758,520. The compensation committee awarded Mr. Termeer 105% of his individual cash incentive for a total payment of $796,500. The committee considered the following accomplishments which led to an operationally and strategically strong year in determining the individual portion of Mr. Termeer’s 2008 annual cash incentive payment:

Financial Performance.

•                  Strong financial performance in 2008, with revenues increasing approximately 20% over 2007 and strong cash flow in a time when the importance of cash has increased.

Acquisitions/Product Growth.

•                  The approval of Mozobil in the United States and continued progress of multiple products in clinical trials;

•                  Entry into a collaboration with Isis Pharmaceuticals, Inc. under which we acquired the exclusive, worldwide rights to develop mipomersen, responding to the unmet medical need for severe hypercholesterolemia;

•                  Management of the integration of prior transactions such as the acquisition of Bioenvision;

•                  Entry into a collaboration with PTC Therapeutics, Inc. under which we acquired rights to commercialize outside of the U.S. and Canada ataluren (formerly PTC124), a potential treatment for Duchenne muscular dystrophy and cystic fibrosis;

•                  Entry into a collaboration with Osiris Therapeutics, Inc. under which we acquired rights to commercialize outside of the U.S. and Canada Prochymal and Chondrogen, late-stage adult stem cell treatments with potential to treat a wide range of diseases such as graft vs. host disease, Crohn’s disease, type 1 diabetes, acute myocardial infarction, and osteoarthritis of the knee; and

•                  Management of issues associated with approval of Myozyme (aglucosidase alfa) produced at the 4000 liter scale in Europe and approval of Lumizyme (aglucosidase alfa) produced at the 2000 liter scale in the U.S.

Operational Management.

•                  Reorganized key commercial businesses, which we believe will help strengthen the long-term sustainability of the company;

•                  Expanded the scope and responsibilities of the internal management committee responsible for prioritizing R&D initiatives; and

•                  Recognition of the company by Science Magazine as the third best science organization in the world in which to work.

Facilities

•                                          Maintained a continued focus on building and strengthening the development of our global infrastructure with a special focus on environmentally responsible facilities. (5)  All other compensation above includes company contributions made under our retirement savings plan, a 401(k) plan.

(6)                                  All other compensation for Mr. Termeer for 2008, 2007 and 2006 includes insurance premiums totaling $28,103 in each year that we paid for life and disability insurance benefits. In addition, for security purposes we provide a driver to Mr. Termeer for commuting to and from work and work-related events. The cost to the company of providing this benefit to Mr. Termeer was $73,599 for 2008, $66,420 for 2007 and $60,845 for 2006. This cost is based on the driver’s salary plus vehicle expenses, including gas, mileage, and vehicle lease expense. Mr. Termeer also received a grossed-up taxable benefit of $25,382 in 2006 for personal use of the corporate aircraft.

(7)                                  Dr. Gemayel left the company effective June 1, 2008. For a description of payments made to Dr. Gemayel under his separation agreement see “Executive separation arrangement” on page 35.

(8)                                  For Mr. Wirth, all other compensation includes insurance premiums of $1,911 for 2008 and 2007 and $1,913 for 2006 that we paid for life insurance benefits.

Our policy on the use of corporate aircraft.  We pay for travel on private and commercial aircraft for our executives, but only if such travel is directly related to the performance by the executive of his or her job. We lease an aircraft for business travel and pay for the service based on the route traveled regardless of the passenger load. Employees authorized to use the aircraft for business travel are allowed to bring family members or guests along on the trip provided they have the prior approval of the chief executive officer and the chief financial officer. When an employee brings a family member or guest along on a business trip and does not reimburse the company for such costs, then the employee is considered to have received a benefit equal to the value of the trip. We use the equivalent cost of first class airfare method to calculate the value of this benefit. The value of the trip is determined by data on an equivalent first class trip as quoted by our independent travel agency.

In certain circumstances we consider the presence of spouses at business functions integral to the success of a business trip. A significant portion of our economic growth includes expansion into emerging markets, such as China and Southeast Asia. This expansion activity often includes ceremonial meetings with dignitaries of local governments. Spouses of our representatives are expected to attend these ceremonial meetings by the local dignitaries. Generally, the success of the meetings and the benefit to Genzyme is deemed to be substantial and therefore the cost of the spouse’s flight is considered a normal business expense and no taxable fringe benefit is created. For similar reasons, we view the spouse’s flight as integrally and directly related to the performance of the executive’s duties and, consequently, do not consider the cost to represent a perquisite.

The specific facts and circumstances of each trip that includes spousal travelers are reviewed by us and may require the value of the spousal travel to be declared income to the employee for financial and/or tax reporting. When appropriate, the value of the travel will be reported as income to the employee and will be grossed up to pay the taxes due for this additional income.

GRANTS OF PLAN-BASED AWARDS

for the year ended December 31, 2008

						All Other	All Other
						Stock	Option		Grant
						Awards:	Awards:	Exercise	Date Fair
						Number of	Number of	or Base	Value of
			Estimated Future Payouts Under			Shares of	Securities	Price of	Stock and
	Approval	Grant	Non-Equity Incentive Plan Awards(1)			Stock or	Underlying	Option	Option
Name	Date	Date	Threshhold ($)	Target ($)	Maximum ($)	Units (#)	Options (#)	Awards ($/Sh)	Awards ($)
Henri A. Termeer		N/A	—	1,896,300	2,465,190
	5/21/08	5/22/08				67,000			4,588,160
	5/21/08	5/22/08					200,000	$68.48	4,454,400
Michael S. Wyzga		N/A	—	480,000	670,000
	5/21/08	5/22/08				15,000			1,027,200
	5/21/08	5/22/08					45,000	$68.48	1,002,240
Georges Gemayel		N/A	—	480,000	670,000	—	—	N/A	N/A
Earl M. Collier, Jr.		N/A	—	480,000	670,000
	5/21/08	5/22/08				15,000			1,027,200
	5/21/08	5/22/08					45,000	$68.48	1,002,240
Sandford D. Smith		N/A	—	480,000	670,000
	5/21/08	5/22/08				15,000			1,027,200
	5/21/08	5/22/08					45,000	$68.48	1,002,240
Peter Wirth		N/A	—	480,000	670,000
	5/21/08	5/22/08				15,000			1,027,200
	5/21/08	5/22/08					45,000	$68.48	1,002,240

(1)                                  Represents target payout under our annual cash incentive plan for 2008. Actual amounts paid in February 2009 are included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table on page 24. The maximum amounts assume a payout of 150% of the corporate component of the named executive officer’s annual cash incentive. The annual cash incentive program is described in the “Compensation Discussion and Analysis” on page 15.

On May 22, 2008, stock options and RSUs were granted to the named executive officers, at the same time that stock options and RSUs were granted to all qualified, eligible employees of the company. Stock option awards to Messrs. Collier, Smith and Wyzga were made under the 2001 Equity Incentive Plan. All other awards were made under the 2004 Equity Incentive Plan. The awards were approved by our compensation committee at a meeting held on May 21, 2008. The stock options have an exercise price of $68.48 per share, which was the closing price of our stock on May 22, 2008, the date of grant. The options have a ten-year term and vest 20% on the date of grant with an additional 20% vesting annually over the next four years on the anniversary of the date of grant. For Messrs. Wyzga and Wirth, RSUs vest 100% on the third anniversary of the date of grant. RSUs for Messrs. Termeer, Collier and Smith, who have reached a retirement eligibility threshold, vest in one-third increments on each of the next three anniversaries of the date of grant.

The grant date fair value of the stock options granted in 2008 was $22.27 per share, computed in accordance with FAS 123R and based on the Black-Scholes option pricing model. The grant date fair value of the RSUs granted in 2008 was $68.48 per share, which was the closing price of our stock on the date of grant. We incorporate our discussion of the relevant assumptions we use to calculate the grant date fair value of equity awards into this section by reference from the section “Accounting for Stock-Based Compensation” in “Note A. Summary of Significant Accounting Policies” and “Note M. Stockholders’ Equity” of the “Notes To Consolidated Financial Statements” in our 2008 Annual Report on Form 10-K.

The stock option awards for the named executive officers include vesting acceleration in the event of termination as a result of disability or death, or upon a change in control of the company. The RSU awards for Messrs. Termeer and Wirth include vesting acceleration in the event of termination as a result of disability or death, or upon a change in control of the company. The 2008 RSU awards for the other named executive officers, however, include vesting acceleration in the event of termination as a result of death or upon a change in control of the company, but not for disability. For stock option awards, in the event of termination as a result of disability or death, the named executive officers, or their beneficiaries, will have one year to exercise vested options unless the options otherwise would expire under their stated terms.

In addition, if the named executive officer reaches the age of 60 and has completed five years of service with the company, at termination of employment for any reason other than cause, vesting of stock options will be accelerated and the executive officer will have three years to exercise the options unless they otherwise would expire under their stated terms. This retirement eligibility provision does not apply to options granted before December 1, 2003. The named executive officers do not have any acceleration of vesting provision relating to retirement eligibility for RSU awards. Nonstatutory options for the named executive officers are transferable to defined family members.

If a named executive officer leaves his employment with us for any reason other than death, disability, retirement (as described above) or following a change in control, he may exercise vested options for a period of 90 days from the date of termination. If terminated for cause, he may exercise vested options for a period of 90 days from the date of termination. Unvested options will be cancelled as of the date of termination. Stock options and RSUs for Messrs. Termeer and Wirth will also automatically vest if either one’s employment is terminated by the company without cause prior to a change in control.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

for the year ended December 31, 2008

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(3)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Henri A. Termeer	1,224		467.56	1/25/2009	134,000	8,893,580
	4,148		95.76	1/25/2009
	4,719		223.18	8/26/2009
	400,000		26.50	5/25/2010
	8,421		226.83	5/25/2010
	500,000		53.47	5/31/2011
	12,362		126.59	5/31/2011
	5,614		274.31	5/31/2011
	600,000		32.52	5/30/2012
	6,181		85.74	5/30/2012
	7,017		41.50	5/30/2012
	475,000		46.24	5/29/2013
	460,000		43.90	5/27/2014
	340,000	85,000	62.98	5/26/2015
	240,000	160,000	58.50	5/25/2016
	80,000	120,000	62.16	5/24/2017
	40,000	160,000	68.48	5/22/2018

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(3)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Michael S. Wyzga	488		95.76	1/25/2009	30,000	1,991,100
	144		467.56	1/25/2009
	287		223.18	8/26/2009
	343		226.75	5/25/2010
	592		135.25	2/9/2011
	505		274.31	5/31/2011
	791		126.59	5/31/2011
	954		85.74	5/30/2012
	90,000		46.24	5/29/2013
	81,000		43.90	5/27/2014
	55,200	13,800	62.98	5/26/2015
	41,400	27,600	58.50	5/25/2016
	18,000	27,000	62.16	5/24/2017
	9,000	36,000	68.48	5/22/2018

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(3)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Earl M. Collier, Jr.	1,640		95.76	1/25/2009	30,000	1,991,100
	484		467.56	1/25/2009
	4,719		223.18	8/26/2009
	4,373		26.50	5/25/2010
	479		226.75	5/25/2010
	4,945		135.25	2/9/2011
	21,000		53.47	5/31/2011
	505		274.31	5/31/2011
	3,115		126.59	5/31/2011
	651		41.50	5/30/2012
	3,708		85.74	5/30/2012
	36,820		32.52	5/30/2012
	55,200	13,800	62.98	5/26/2015
	41,400	27,600	58.50	5/25/2016
	18,000	27,000	62.16	5/24/2017
	9,000	36,000	68.48	5/22/2018

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(3)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Sandford D. Smith	683		95.76	1/25/2009	30,000	1,991,100
	201		467.56	1/25/2009
	287		223.18	8/26/2009
	407		226.75	5/25/2010
	14,700		53.47	5/31/2010
	351		135.25	2/9/2011
	308		274.31	5/31/2011
	370		126.59	5/31/2011
	241		41.50	5/30/2012
	791		85.74	5/30/2012
	9,000		46.24	5/29/2013
	22,800		43.90	5/27/2014
	38,800	9,700	62.98	5/26/2015
	41,400	27,600	58.50	5/25/2016
	18,000	27,000	62.16	5/24/2017
	9,000	36,000	68.46	5/22/2018

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(3)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Peter Wirth	232,180		29.44	1/25/2009	30,000	1,991,100
	2,067		95.76	1/25/2009
	610		467.56	1/25/2009
	287		223.18	8/26/2009
	48,216		26.50	5/25/2010
	1,208		226.75	5/25/2010
	520		135.25	2/9/2011
	1,571		274.31	5/31/2011
	642		126.59	5/31/2011
	62,000		53.47	5/31/2011
	2,245		41.50	5/30/2012
	185,300		32.52	5/30/2012
	1,468		85.74	5/30/2012
	90,000		46.24	5/29/2013
	81,000		43.90	5/27/2014
	55,200	13,800	62.98	2/26/2015
	41,400	27,600	58.50	5/25/2016
	18,000	27,000	62.16	5/24/2017
	9,000	36,000	68.48	5/22/2018

(1)                                  Includes stock options originally granted in our Biosurgery and Molecular Oncology tracking stocks which were converted into stock options for Genzyme Stock on June 30, 2003. A total of 88,293 of these converted options are exercisable with exercise prices from $41.50 to $467.56.

(2)                                  Stock options vest 20% on the date of grant and 20% per year over four years on the anniversary of the date of grant. The grant date of the stock options is ten years prior to the option expiration date.

(3)                                  The following table provides information with respect to the vesting of each outstanding RSU held by the named executive officers as of December 31, 2008:

RSU Vesting Date	H. Termeer	M. Wyzga	E. Collier	S. Smith	P. Wirth
May 22, 2009	22,333		5,000	5,000
May 22, 2010	67,000	15,000	15,000	15,000	15,000
May 24, 2010	22,333		5,000	5,000
May 22, 2011	22,334	15,000	5,000	5,000	15,000
Totals	134,000	30,000	30,000	30,000	30,000

(4)                                  The market value of RSUs is based on a price of $66.37, which was the closing price of our stock on December 31, 2008.

OPTION EXERCISES AND STOCK VESTED

for the year ended December 31, 2008

	Option Awards		Stock Awards
Name	Number of Shares Acquired On Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Henri A. Termeer	0	0	0	0
Michael S. Wyzga	29,390	1,364,557	0	0
Earl M. Collier, Jr.	106,200	3,542,220	0	0
Georges Gemayel	253,192	5,381,032	10,000	676,600
Sandford D. Smith	25,000	711,421	0	0
Peter Wirth	0	0	0	0

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Due to factors such as the timing during the year of an event, the company’s stock price and the executive’s age, any of which can affect the nature and amount of benefits provided upon the events discussed below, actual amounts paid or distributed may vary.

Termination outside of a change in control.  The employment agreements for Messrs. Termeer and Wirth provide for the following payments upon termination by us without cause prior to a change in control:

•                  a lump sum payment of two times the sum of the annual salary and annual cash incentive;

•                  continued health, life and disability insurance and other benefits for two years from the date of termination, except to the extent comparable benefits are provided by a new employer; and

•                  full vesting of all non-performance based rights, options or awards under our equity incentive plans.

Assuming the employment of Messrs. Termeer and Wirth had been terminated by us without cause prior to a change in control on December 31, 2008, they would have been entitled to the following payments:

	Lump Sum Base + Bonus ($)	Benefits ($)	Value of Accelerated Equity Awards ($)(1)	Total(2)
Henri A. Termeer	7,444,500	176,140	10,946,130	18,566,770
Peter Wirth	2,590,000	54,910	2,368,764	5,013,674

(1)                                  Assumes a stock price of $66.37, which was the closing price of our stock on December 31, 2008, the last trading day of the year.

(2)                                  Cash payment amounts are based on the following components:

•                  base pay using salary as of December 31, 2008 times the multiplier;

•                  annual cash incentive, calculated by taking the higher of (a) the last cash incentive paid, or (b) the average of the last two cash incentives paid, times the multiplier;

•                  health benefits, based on COBRA rates as of January 1, 2009;

•                  life and disability insurance premiums, based on current formula calculations; and

•                  accrued vacation balances as of December 31, 2008.

Termination due to death or disability.  Under the employment agreements with Messrs. Termeer and Wirth, in the event that their employment is terminated due to death or disability, we will pay all amounts earned, as of the date of termination, under any compensation or benefit plan of the company at the time such payments are due. In addition, under the terms and conditions of all of the named executive officers’ equity awards under our equity incentive plans, all non-performance based rights, options or awards would be fully vested and the named executive officers would have one year from the date of termination to exercise the options unless the options otherwise would expire under their stated terms. Assuming the employment of the named executive officers had been terminated due to death or disability on December 31, 2008, they would have been entitled to the following payments:

	Value of Accelerated Equity Awards Due to Death ($)(1)	Value of Accelerated Equity Awards Due to Disability ($)(1)(2)
Henri A. Termeer	10,946,130	10,946,130
Michael S. Wyzga	2,368,764	1,373,214
Earl M. Collier, Jr.	2,368,764	1,373,214
Sandford D. Smith	2,354,865	1,359,315
Peter Wirth	2,368,764	2,368,764

(1)                                  Assumes a stock price of $66.37, which was the closing price of our stock on December 31, 2008, the last trading day of the year.

(2)                                  RSU awards granted to Messrs. Wyzga, Collier and Smith in 2008 do not provide for vesting as a result of disability.

Termination with retirement eligibility.  Under the terms and conditions of the named executive officers’ equity awards under our equity incentive plans, if their employment terminates for any reason other than for cause after they have reached retirement eligibility (defined as age 60 plus completion of at least five years of service), they will receive full vesting of their outstanding non-performance based stock options and will have three years from the date of termination to exercise the options unless the options would otherwise expire under their stated terms. None of our named executive officers receive any accelerated vesting for RSUs. Messrs. Termeer, Collier and Smith have met the retirement eligibility definition, and assuming these executive officers had terminated their employment on December 31, 2008 other than for cause, they would have been entitled to accelerated vesting of stock options with the following value:

Value of Accelerated Stock Options ($)(1)
Henri A. Termeer	2,052,550
Earl M. Collier, Jr.	377,664
Sandford D. Smith	363,765

(1)                                  Assumes a stock price of $66.37, which was the closing price of our stock on December 31, 2008, the last trading day of the year.

Executive separation arrangement.  Dr. Georges Gemayel left the company effective June 1, 2008. Under a separation agreement with Dr. Gemayel, he received:

•                  a lump sum payment of 12 month’s salary;

•                  50% of his 2008 cash incentive target;

•                  accelerated vesting of 36,300 options due to vest in May 2009 and an extension of the period of time to exercise his vested options to May 31, 2009; and

•                  accelerated vesting of two-thirds of unvested RSUs awarded to him in May 2007, totaling 10,000 shares.

The total value of Dr. Gemayel’s separation arrangement was:

Salary + Bonus ($)	Value of Accelerated Equity Awards ($)(1)	Total ($)
748,000	946,372	1,694,372

(1)                                  Value of stock options is based on a stock price of $68.46, which was the closing price of our stock on May 30, 2008. The value of RSUs is based on a stock price of $67.66, the closing price of our stock on June 2, 2008 which was the date of release of the shares.

Termination following a change in control.  Under the employment agreements with Messrs. Termeer and Wirth, upon termination following a change in control of the company, by us other than for cause or as a result of death or disability or by Mr. Termeer or Mr. Wirth for good reason, we must:

•                  make a lump sum severance payment of three times the sum of the annual salary and annual cash incentive;

•                  continue life, disability, accident and health insurance coverage for three years, except to the extent comparable benefits are provided by a new employer; and

•                  in certain circumstances, pay legal costs and relocation expenses associated with the termination.

Under the severance agreements with Messrs. Collier, Smith and Wyzga, upon termination of employment following a change in control of the company, by us without cause or by the named executive officer for good reason, we must:

•                  make a lump sum severance payment of two times the sum of the annual salary and annual cash incentive;

•                  continue life, disability, accident and health insurance coverage for two years following the date of termination, except to the extent comparable benefits are provided by a new employer;

•                  provide outplacement services; and

•                  in certain circumstances, pay legal costs and relocation expenses associated with such termination.

In addition, under the terms and conditions of the named executive officers’ equity awards under our equity incentive plans, upon a change in control they will receive full vesting of their outstanding stock options and RSUs.

Under the named executive officer’s employment or severance agreements, as applicable, the amounts payable upon a change in control would be reduced to the extent necessary to prevent payments to each named executive officer from exceeding the limit of Section 4999 of the Code applicable to “excess parachute payments” as defined in Section 280G of the Code. Assuming the employment of our named executive officers had been terminated following a change in control of the company by us without cause or by the named executive officer for good reason on December 31, 2008, with no such reduction, they would have been entitled to the following payments:

	Lump Sum Base+Bonus ($)	Benefits ($)	Value of Accelerated Equity Awards ($)(1)	Total(2)
Henri A. Termeer	11,166,750	432,205	10,946,130	22,545,085
Michael S. Wyzga	2,140,000	312,716	2,368,764	4,821,480
Earl M. Collier, Jr.	2,226,000	312,821	2,368,764	4,907,585
Sandford D. Smith	2,090,000	306,817	2,354,865	4,751,682
Peter Wirth	3,885,000	267,250	2,368,764	6,521,014

(1)                                  Assumes a stock price of $66.37, which was the closing price of our stock on December 31, 2008, the last trading day of the year.

(2)                                  Cash payment amounts are based on the following components:

•                  base pay using salary as of December 31, 2008 times the applicable multiplier;

•                  annual cash incentive, calculated by taking the higher of (a) the last cash incentive paid, or (b) the average of the last two cash incentives paid, times the applicable multiplier;

•                  health benefits, based on COBRA rates as of January 1, 2009;

•                  life, accident and disability insurance premiums, based on current formula calculations;

•                  accrued vacation balances as of January 1, 2009;

•                  outplacement services, using the maximum provided for in the agreements;

•                  relocation services, based on most recent costs paid by us for executive relocation; and

•                  legal fees, based on an estimate of average attorney rates and hours of estimated services needed.

Under the employment agreements with Messrs. Termeer and Wirth, and the severance agreements with Messrs. Wyzga, Collier and Smith, a “change in control” would be deemed to have occurred if:

(A)          any person, other than Genzyme or our affiliate, becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding securities;

(B)           during any period of 24 consecutive months, the individuals who at the beginning of such period constituted our board of directors or any individuals who would be continuing directors cease for any reason to constitute a majority of our board of directors;

(C)           there is consummated a merger, share exchange or consolidation with any other company or the sale of all or substantially all of our assets (each a business combination), other than (i) a business combination that would result in the Genzyme shareholders prior to the business combination continuing to hold a majority of the voting power of the surviving entity or (ii) a business combination effected to implement a recapitalization of the company where no person becomes the beneficial owner of 50% or more of the voting power of our then outstanding securities; or

(D)          our shareholders approve a plan of complete liquidation of the company.

EQUITY PLANS

The following table provides information about shares of our stock that may be issued under our 2001 Equity Incentive Plan, 2004 Equity Incentive Plan, 2007 Director Equity Plan, Directors’ Deferred Compensation Plan and 1999 Employee Stock Purchase Plan, as of December 31, 2008:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	34,849,963	(1)	$50.64	7,397,221	(2)
Equity compensation plans not approved by security holders	—		—	—
Total	34,849,963		$50.64	7,397,221

(1)                                  Includes options outstanding assumed in the following acquisitions:

	Acquisition Date	Options Outstanding	Weighted-average exercise price ($)
Ilex	December 2004	63,863	63.54
Focal	June 2001	1,413	310.75
Novazyme	September 2001	1,384	4.09
Biomatrix	December 2000	6,411	505.72
Geltex	December 2000	39,897	13.41

Also includes 16,215 shares in deferred compensation obligations that may be paid out in shares of our common stock.

(2)                                  Includes 509,686 shares that may be issued under our 1999 Employee Stock Purchase Plan plus 89,747 shares reserved under our Directors’ Deferred Compensation Plan.